July 25, 2018

VIA EDGAR

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AB Multi-Manager Alternative Fund (the “Fund”)
Securities Act File No. 333-218923 and
Investment Company Act File No. 811-22671

Dear Mr. Oh:

The Fund filed Post-Effective Amendment No. 3 to the Fund’s registration statement (the “Registration Statement”) under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”) on June 22, 2018. This letter responds to comments you provided in a telephone conversation with Neesa P. Sood on July 19, 2018. For your convenience, your comments are summarized below and each comment is followed by the Fund’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Accounting

Comment No. 1:    Please file the consent of the independent registered public accounting firm of the Fund.

Response:    The Fund will file the consent of its independent registered public accounting firm in the next amendment to the Registration Statement.

Comment No. 2:    Please fill in the open dates with respect to information provided by the independent registered public accounting firm and fill in the references to the name of the independent registered public accounting firm.

Response:    This information will be included in the next amendment to the Registration Statement.

Summary of Terms

Comment No. 3:    Please note that any comments made to the “Summary of Terms” should apply to the corresponding discussion in the Prospectus, as applicable.

Response:    The Fund has made corresponding changes, as applicable.

Subsidiary

Comment No. 4:    Please affirmatively disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary. We note that the Fund previously added the following disclosure: “The Fund and the Subsidiary test for compliance with certain investment restrictions and limitations on a consolidated basis” in response to Comment 7(a) in the CORRESP filing dated June 22, 2018 (“June Response Letter”) but the staff would like the disclosure to align with its comment.

Response:    The Fund will update the disclosure as requested as follows (italics added to show changes made) on Page 36: “The Fund and the Subsidiary test for compliance with certain investment restrictions and limitations governing investing policies (Section 8 of the Investment Company Act) and capital structure and leverage (Section 18 of the Investment Company Act) on a consolidated basis.”

Comment No. 5:    Please affirmatively disclose that the investment manager to the Subsidiary complies with the provisions of the 1940 Act related to investment advisory contracts pursuant to Section 15 as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response:    The Fund will add the disclosure as requested as follows on Page 78 at the end of the section titled “Management Agreement”: “The Investment Manager complies with the applicable provisions of Section 15 of the Investment Company Act with respect to the investment advisory contracts for the Fund and the Subsidiary.”

Comment No. 6:    Please affirmatively provide disclosure with respect to the Fund not requesting a private letter ruling from the IRS on the treatment of income with respect to the Subsidiary and the legal tax opinion to be provided by Willkie Farr & Gallagher LLP. Please also file the opinion as an exhibit.

Response:    The Fund will add the disclosure as requested as follows on Page 63 under “Tax Risks” and Page 106 under “Fund’s Investment in the Subsidiary”: “The Fund has not requested a private letter ruling from the IRS on the treatment of income with respect to the Subsidiary, but the Fund will rely on a legal opinion from Willkie Farr & Gallagher LLP, based on customary representations, that income derived from the Subsidiary should be treated as qualifying income.”

The Fund will file the legal tax opinion from Willkie Farr & Gallagher LLP as an exhibit.

Comment No. 7:    In the section beginning on Page 8 titled “Certain Risks Related to Investments by Portfolio Funds and Direct Investment by the Fund,” changes were made based on the June Response Letter to note these risks also apply to the direct investments by the Fund in the introductory paragraph. In the subsections, please update the disclosure to include references to direct investments by the Fund in order to make the language more parallel to the introductory paragraph.

Response:    The Fund will update the disclosure as requested, as applicable.

The Fund believes the current disclosure in the subsection titled “Leverage” is sufficient as it already separately addresses the risks of direct investments by the Fund in this strategy and therefore no updates have been made. The Fund also believes disclosure in the subsections titled “Concentration of Portfolio Funds’ Investments,” “Investment in Real Assets” and “Quantitative Investment” is sufficient and therefore no updates have been made.

Comment No. 8:    On Page 19, under the subsection titled ““Investment Advisory and Management Arrangements,” please delete the parenthetical in the following sentence as it is confusing: The Investment Manager has contractually agreed to waive a portion of the Management Fee from June 1, 2018 until July 31, 2019 so that the Fund pays Management Fees at the annual rate of 1.00% of its net assets (calculated as described in the previous sentence).

Response:     The Fund will update the disclosure on Page 19 as follows:

The Investment Manager has contractually agreed to waive a portion of the Management Fee from June 1, 2018 until July 31, 2019 so that the Fund pays Management Fees at the annual rate of 1.00% of its net assets ~~(calculated as described in the previous sentence)~~.

Comment No. 9:    On Page 20, under the subsection titled “Conflicts of Interest,” please update the last sentence in the introductory paragraph as follows in order to include the Subsidiary (italics added): “While the potential for conflicts of interest is inherent to the relationships among the AB Group and the entities, including the Fund and the Subsidiary, it manages, merely because an actual or potential conflict of interest exists does not mean that it will be acted upon to the detriment of the Fund or the Subsidiary.”

Response:     The Fund will update the disclosure on Page 20 as requested.

Summary of Fees and Expenses

Comment No. 10:    On Page 27, under the section titled “Summary of Fees and Expenses,” please move the line item titled “Management Fee Waiver” from being under “Annual Expenses” to “Total Annual Expenses.”

Response:     The Fund will update the line items in the table on Page 27 as requested as follows:

Shareholder Transaction Fees:
Maximum Sales Load (percentage of offering price)(1)	None
Annual Expenses (as a percentage of net assets):
Management Fee	1.50%
Distribution and Shareholder Servicing Fee	None
Other Expenses(2)	0.20%
Acquired Fund Fees and Expenses(2)(3)	6.06%

Total Annual Expenses	7.76%

Management Fee Waiver(4)	(0.50)%
Fee Waiver and/or Expense Reimbursement(5)	(0.01)%

Total Annual Expenses After Fee Waiver and/or Expense Reimbursement	7.25%

Comment No. 11:    On Page 27, under the section titled “Summary of Fees and Expenses,” please include in Footnote 2 any actual recoupment provisions related to the management fee waiver, if applicable.

Response:     Since there are no recoupment provisions related to the management fee waiver, the disclosure will not be updated.

Comment No. 12:    On Page 28, under the section titled “Summary of Fees and Expenses,” Footnote 5 is the first instance in the Registration Statement in which the AB Government Money Market Portfolio is referenced. Please provide a cross-reference to explain the context in which footnote is provided.

Response:     The Fund will update the footnote as follows (italics added):

(5)	To the extent permitted by applicable law, the Fund may invest all or some of its short term cash investments in any money market fund advised or managed by the Investment Manager or affiliate of the Investment Manager. Currently, the Fund expects to invest cash balances in AB Government Money Market Portfolio (the “Money Market Portfolio”). In connection with the Fund’s investments ~~in AB Government Money Market Portfolio (~~the ~~“~~Money Market Portfolio~~”)~~, the Investment Manager has contractually agreed to waive its management fee from the Fund and/or reimburse other expenses of the Fund in an amount equal to the Fund’s pro rata share of the Money Market Portfolio’s effective management fee, as included under Acquired Fund Fees and Expenses. See the section titled “Investment Advisory and Management Arrangements—Management Agreement” for more information.

The section titled “Investment Advisory and Management Arrangements—Management Agreement” provides that: “In connection with the investment by the Fund in the AB Government Money Market Portfolio, the Adviser waived its investment management fee from the Fund in the amount of $30,558 for the fiscal year ended March 31, 2018.”

Comment No. 13:    On Page 36, in the section titled “Investment in Wholly-Owned Subsidiary,” please affirmatively disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act).

Response:     The Fund will add the following disclosure on Page 36: “The Subsidiary complies with the provisions relating to affiliated transactions and custody in Section 17 of the Investment Company Act and the rules thereunder.”

Comment No. 14:    On Page 78 in the section titled “The Portfolio Managers” with respect to the table regarding the portfolio managers, the current effective Registration Statement said that they were “co-CEO and part owner of Ramius Alternative Solutions beginning prior to 2012.” The Amendment notes “2014” instead of “2012” – please confirm and explain supplementally why the date changed.

Response:     The Fund will update the year to 2013, as it was trying to show the principal occupation of the portfolio managers only over the past 5 years.

Comment No. 15:     On Pages 82 to 83 in the section titled “Performance of Similarly Managed Accounts,” please lead with the primary broad based benchmark in the disclosure and in the table titled “Similarly Managed Accounts* Average Annual Total Returns.”

Response:     The Fund notes initially that the requirement to include the performance of a “broad-based securities market index” and the definition of such term are included in Form N-1A, and do not apply to a closed-end fund such as the Fund. However, applying such provisions to the Fund by extension, the MSCI World Index is currently the Fund’s primary broad-based index, and is replacing the S&P 500 Index as such. Consistent with the Form N-1A requirements as to changing indices, the S&P 500 Index will be removed in next year’s Registration Statement update. Therefore, the Fund will not revise its current disclosure.

Comment No. 16:     On Page 83 in the section titled “Performance of Similarly Managed Accounts,” in the table titled “Annual Returns — Similarly Managed Accounts (From October 1, 2010 to June 30, 2018)”, please:

(1) Remove “Fund from the title of the column to match the current effective Registration Statement;

(2) Fill in the 2017 figure for each column; and

(3) In the first footnote titled “*” please update the date from “October 1, 2012” to “October 1, 2010.”

Response:    The Fund will change the column heading from “Fund” to “Annual” to match the current effective Registration Statement. The Fund will complete the table, including all figures for 2017 and 2018. The Fund notes that the first footnote references the commencement of operations of the Fund, which is October 1, 2012 (the commencement of operations of the Similarly Managed Accounts was October 1, 2010) and therefore no updates will be made to the disclosure.

Part C

Comment No. 17:    Please file the executed agreements for each agreement listed in Part C that currently states that it is the “form of” agreement.

Response:     The Fund will file the executed versions of the agreements as requested.

General

Comment No. 18:    Please file the response letter as CORRESP on Edgar several days before effectiveness.

Response:     The Fund has filed this response letter as CORRESP on Edgar at least several days prior to the requested effective date of July 31, 2018.

If you have any questions or need further information, please call me at (212) 728-8970.

Sincerely,

/s/ P. Jay Spinola

P. Jay Spinola

cc:	Eric C. Freed, Esq., AllianceBernstein L.P.
Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP